Exhibit 99.2

Management’s Discussion & Analysis
For the three and six months ended April 30, 2026 and 2025
(Stated in thousands of Canadian dollars, except share and per share amounts)

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established consumer brands of High Tide Inc.

2

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
About this MD&A:
This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide”, “we”, “our” or the “Company”) for the three and six months ended April 30, 2026 and 2025 is dated June 15, 2026. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended April 30, 2026 and 2025 together with the notes thereto and the audited consolidated financial statements of the Company for the years ended October 31, 2025 and 2024 (hereafter the “Financial Statements”). The financial information presented in this MD&A has been derived from the Consolidated Financial Statements which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR+ at www.sedarplus.ca, with the Company’s filings with the SEC at www.sec.gov/edgar.

This MD&A refers to the Company’s two reportable operating segments (refer to "segmented operations": (i) the “bricks-and-mortar” segment, which comprises the Company’s physical retail locations and its U.S. and international subsidiaries, including the U.S. and Canada warehouse supporting the distribution of consumption accessories and related items; and (ii) the “medical cannabis distribution” segment, which comprises the medical cannabis distribution operations acquired through the Remexian acquisition.
The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta Canada T3K 2M4. High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

Basis of Comparison

Unless otherwise indicated, the management discusses changes in the results of operations on (i) a year-over-year (“YoY”) basis, comparing the current quarter to the corresponding quarter of the prior year (i.e., the same quarter last year), and (ii) a quarter-over-quarter (“QoQ”) or sequential basis, comparing the current quarter to the immediately preceding quarter. Year-over-year comparisons can help mitigate the impact of seasonality and provide insight into underlying performance trends, while sequential comparisons highlight recent operational momentum but may be more sensitive to seasonality, timing of transactions, and other short-term factors. For ease of reference throughout this MD&A, “YoY” refers to current quarter versus the same quarter last year, and “QoQ” (or “sequential”) refers to current quarter versus the immediately preceding quarter.
Company overview:
Founded in 2009, High Tide through its subsidiary Canna Cabana is the largest cannabis retail chain in Canada. As of April 30, 2026, the Company operates 221 branded retail cannabis stores across Canada represented by 91 locations in Alberta, 97 locations in Ontario, 13 locations in Saskatchewan, 8 locations in British Columbia, and 12 locations in Manitoba. Included within the 221 stores, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint ventures that operate under the Meta Cannabis Supply Co brand with a 49% interest that operate in Manitoba.
Canna Cabana sells cannabis and consumption accessories in Canada through its innovative discount club model. The Company sells hemp-derived products through its e-commerce platforms, including NuLeaf Naturals, FAB CBD and Blessed CBD, and sells consumption accessories through its e-commerce platforms, including Grasscity, Smoke Cartel, Daily High Club and DankStop. High Tide imports and distributes medical cannabis to pharmacies in Germany through its 51% owned subsidiary Remexian Pharma GmbH which is one of the largest wholesalers of medical cannabis products in Germany, commanding significant share of the market.
Company outlook:
Bricks-and-Mortar Retail

High Tide’s wholly owned subsidiary, Canna Cabana, is the largest cannabis retail chain in Canada with 228 locations, subject to the closing of the Company’s announced acquisition of four new stores. As previously communicated, the Company reiterates its long-term goal of surpassing 350 locations nationwide and opening 20-30 locations in calendar 2026, mostly through organic growth, while also evaluating supplemental M&A opportunities of varying sizes.

3

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
White Label Initiatives

The Company continues to expand its white label cannabis product portfolio under its flagship Queen of Bud and Cabana Cannabis Co. brands, reaching 41 SKUs across the Canna Cabana store network as at the end of the second fiscal quarter. The Company is also developing several new offerings to further grow its white label portfolio. Currently, white label cannabis SKUs represent approximately 1.7% of the Company’s total bricks-and-mortar cannabis sales. Over the long term, the Company anticipates significant growth in its white label portfolio and expects sales of its higher-margin white label brands to reach approximately 20% of total sales.

Cabana Club & ELITE

The Company’s Cabana Club and ELITE loyalty programs, which remain the largest such cannabis loyalty programs in the world, continue to expand at a rapid pace across Canada. Cabana Club membership has now surpassed 2.65 million members in Canada, which is up 39% in the past year. Over the long term, the Company anticipates exceeding 3 million Cabana Club members in Canada. ELITE, the paid membership tier, now exceeds 178,000 members in Canada—after growing by 84% compared to last year—with additional members being onboarded daily. The Company’s long-term goal is to convert at least 50% of its base tier members into ELITE.

Europe

Remexian continued to gain share of the German medical cannabis market during the second fiscal quarter of 2026, reaching 14% for the three months ended March 31, 2026, up from 10.3% for the three months ended December 31, 2025. Management is encouraged by this trajectory and believes the Company is well positioned to sustain, and potentially grow, its share of the German medical cannabis market in the quarters ahead, supported by its unmatched Canadian supply relationships and the continued growth in the medical cannabis sector in Germany. Consistent with its previously communicated goals and timelines, the Company intends to expand into additional European markets over the coming quarters.

United States

The Company's conviction in the long-term opportunity for its U.S. hemp-derived CBD platforms continues to be reinforced by an evolving federal policy environment. Consistent with the rationale behind becoming founding members of the U.S. National Compassionate Care Council, the Company and NuLeaf Naturals remain focused on helping to shape thoughtful federal and state medical cannabis policy while supporting efforts to expand patient access to cannabinoid therapies.

Federal reform in the U.S. has continued to accelerate. On April 23, 2026, the U.S. Department of Justice and Drug Enforcement Administration moved FDA-approved marijuana drug products and marijuana subject to a state medical marijuana license from Schedule I to Schedule III of the Controlled Substances Act, the most significant shift in U.S. federal cannabis regulation in decades. Building on that order, the DEA has scheduled a new administrative hearing to begin on June 29, 2026, to consider whether all cannabis should be moved from Schedule I to Schedule III. The Company intends to monitor this proceeding closely and has already begun outreach to the Nasdaq Stock Exchange and the TSX Venture Exchange to better understand the impact that broader rescheduling could have on their respective listing policies.

The Company continues to engage with multiple counterparties in the U.S. to explore potential opportunities.

4

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Selected financial highlights and operating performance

	Three months ended April 30,			Six months ended April 30,
	2026	2025	Change	2026	2025	Change
	$	$	∆	$	$	∆
Free cash flow(i)	1,482	4,896	(70)%	4,421	2,996	48%
Net cash provided by operating activities	4,433	8,255	(46)%	10,293	8,938	15%
Revenue	179,296	137,804	30%	357,625	280,265	28%
Gross profit	48,391	35,471	36%	92,800	70,911	31%
Gross margin(ii)	27%	26%	1%	26%	25%	1%
Adjusted gross margin(iii)	27%	26%	1%	26%	25%	1%
Operating expense(iv)	(35,267)	(27,409)	29%	(68,909)	(55,760)	24%
Operating expense as a % of revenue(v)	20%	20%	—%	19%	20%	(1)%
Total expenses	(42,294)	(34,539)	22%	(84,332)	(69,912)	21%
Income from operations	6,097	932	554%	8,468	999	748%
Adjusted EBITDA(vi)	13,916	8,062	73%	25,373	15,151	67%
Adjusted EBITDA as a percentage of revenue(vii)	8%	6%	2%	7%	5%	2%
Net income (loss)	24	(2,836)	—%	(328)	(5,525)	—%
Adjusted net income (loss) before fair value change in derivative liability and excluding NCI(viii)	565	(2,898)	—%	(1,516)	(5,706)	—%
Adjusted basic and diluted income (loss) per share(ix)	0.01	(0.04)	—%	(0.02)	(0.07)	—%

(i)Free cash flow is a non-IFRS financial measure prepared based on the calculation mentioned in “Free cash flow" at page 9.
(ii)Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
(iii)Adjusted gross margin is a non-IFRS financial measure. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue. Adjusted gross profit is calculated by excluding the inventory fair value from gross profit.
(iv)Operating expense is a non-IFRS measure and includes salaries, wages, and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(v)Operating expense as a % of revenue is a non-IFRS financial measure. This metric is calculated as operating expense divided by revenue.
(vi)Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under “EBITDA and Adjusted EBITDA section".
(vii)Adjusted EBITDA as a percentage of revenue is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.
(viii)Adjusted net income (loss) income before fair value change in derivative liability is a non-IFRS financial measure which is calculated by subtracting fair value change in derivative liability from net income (loss) attributable to owners of the company.
(ix)Adjusted basic and diluted income (loss) per share is a non-IFRS financial measure and calculated as adjusted net income (loss) before fair value change in derivative liability divided by weighted average number of common shares.

The key factors affecting the results for the three months ended April 30, 2026, were:

•Revenue – The revenue increased by 30%, or $41,492 compared with the same period of 2025, driven by growth across both operating segments, including a $31,639 contribution from the medical cannabis distribution segment and a $9,853 increase in revenue from the bricks-and-mortar segment.

•Gross margin – The gross margin increased by 1%, compared with the same period of 2025, driven by a 2 percentage point increase in the bricks-and-mortar segment, together with the incremental contribution from the medical cannabis distribution segment acquired in September 2025.

•Operating expense – Operating expenses increased compared with the same period of 2025, reflecting growth in business activity. Despite the increase in absolute costs, operating expenses remained consistent as a percentage of revenue for the three months ended April 30, 2026 and improved to 19% for the six months ended April 30, 2026, compared with same period of 2025, reflecting the Company's continued focus on cost management.

•Adjusted EBITDA margin – Adjusted EBITDA margin increased by 2% of revenue compared with the same period of 2025, primarily driven by revenue and gross margin growth within the Company’s medical cannabis distribution segment.

•Free cash flow – The free cash flow decreased to $1,482, compared with $4,896 in the same period of 2025. Despite increased working capital requirements associated with new store openings and international expansion, the Company continued to generate positive free cash flow, reflecting disciplined capital management and the strength of its underlying operations.

5

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Revenue and gross margin

The following table presents product-wise revenue and consolidated gross margin.

	Three months ended April 30,			Six months ended April 30,
	2026	2025	Change	2026	2025	Change
	$	$	∆	$	$	∆
Cannabis, hemp-derived products and other revenue	173,562	131,389	32%	345,908	266,306	30%
Consumption accessories	5,734	6,415	(11)%	11,717	13,959	(16)%
Revenue	179,296	137,804	30%	357,625	280,265	28%
Gross profit	48,391	35,471	36%	92,800	70,911	31%
Gross margin(i)	27%	26%	1%	26%	25%	1%

The following table presents revenue and gross margin percentages by segment.

	Three months ended April 30,			Six months ended April 30,
	2026	2025	Change	2026	2025	Change
	$	$	∆	$	$	∆
Bricks-and-mortar	147,657	137,804	7%	301,007	280,265	7%
Medical cannabis distribution	31,639	—	—%	56,618	—	—%
Revenue	179,296	137,804	30%	357,625	280,265	28%

Gross margin - bricks-and-mortar(i)	28%	26%	2%	28%	25%	3%
Adjusted gross margin - medical cannabis distribution(ii)	27%	—%	—%	20%	—%	—%
(i)Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
(ii)Adjusted gross margin is a non-IFRS financial measure. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue. Adjusted gross profit is calculated by excluding the inventory fair value from gross profit.

YoY
Revenue for the three and six months ended April 30, 2026 increased by 30% to $179,296 and 28% to $357,625, respectively, compared to comparative prior-year periods. The increase was primarily attributable to:

•Revenue generated by the medical cannabis distribution segment, acquired through the acquisition of Remexian in September 2025, which contributed $31,639 and $ 56,618 in revenue for the three- and six-month periods, respectively.

•Growth in the bricks-and-mortar segment, which contributed an additional $9,853 and $20,742 in revenue for the three- and six-month periods, respectively, driven by revenue generated from new store openings, partially offset by a broader slowdown in industry sales; and

Gross margin increased by 1 percentage to 27% for the three months ended April 30, 2026, from 26% in the comparative prior-year period, and by 1 percentage to 26% for the six months ended April 30, 2026, from 25% in the comparative prior-year period. The improvement was primarily attributable to:
•The bricks-and-mortar segment generated gross margins of 28% for both the three- and six-month periods ended April 30, 2026, compared with 26% and 25%, respectively, in the comparative prior-year periods, reflecting the Company's continued focus on margin-accretive initiatives, including the expansion of white-label product offerings and Elite memberships.
•The Medical Distribution segment's gross margin of 27% reflects significant improvement during the period and demonstrate the strength of its profitability profile.

QoQ

Revenue increased by 1% quarter-over quarter to $179,296 for the three months ended April 30, from $178,329 in Q1 2026. Consolidated gross margin increased to 27%, compared to 25% in Q1 2026.

6

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Total Expenses

	Three months ended April 30			Six months ended April 30,
	2026	2025	Change	2026	2025	Change
	$	$	∆	$	$	∆
Salaries, wages and benefits	21,281	17,476	22%	42,386	35,057	21%
General and administration	7,241	5,768	26%	14,634	12,331	19%
Professional fees	3,819	1,690	126%	6,256	3,499	79%
Advertising and promotion	924	1,030	(10)%	1,868	1,942	(4)%
Interest and bank charges	2,002	1,445	38%	3,765	2,931	29%
Operating expense(i)	35,267	27,409	29%	68,909	55,760	24%
Depreciation and amortization	6,146	5,880	5%	14,172	11,727	21%
Share-based compensation	881	1,250	(30)%	1,251	2,425	(48)%
Total expense	42,294	34,539	22%	84,332	69,912	21%
Total expenses as a % of revenue(ii)	23.6%	25.1%	(1.5)%	23.6%	24.9%	(1.3)%

Total expenses as a percentage of revenue

	Three months ended April 30			Six months ended April 30,
	2026	2025	Change	2026	2025	Change
			∆			∆
Salaries, wages and benefits	11.9%	12.7%	(0.8)%	11.9%	12.5%	(0.6)%
General and administration	4.0%	4.2%	(0.2)%	4.1%	4.4%	(0.3)%
Professional fees	2.1%	1.2%	0.9%	1.7%	1.2%	0.5%
Advertising and promotion	0.5%	0.7%	(0.2)%	0.5%	0.7%	(0.2)%
Interest and bank charges	1.1%	1.0%	0.1%	1.1%	1.0%	0.1%
Operating expense(i)	19.7%	19.9%	(0.2)%	19.3%	19.9%	(0.6)%
Depreciation and amortization	3.4%	4.3%	(0.9)%	4.0%	4.2%	(0.2)%
Share-based compensation	0.5%	0.9%	(0.4)%	0.3%	0.9%	(0.6)%
Total expenses as a % of revenue	23.6%	25.1%	(1.5)%	23.6%	24.9%	(1.3)%
(i)Operating expense is a non-IFRS measure and includes salaries, wages, and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(ii)Total expense as a % of revenue is a non-IFRS financial measure and is calculated by dividing total expenses by revenue.

YoY

Salaries, wages and benefits as a percentage of revenue decreased by 0.8% and 0.6% for the three and six months ended April 30, 2026, respectively, compared with the same period of 2025. The decrease reflects strategic workforce management and operating leverage as the Company continued to expand its store portfolio and international footprint.

Operating expense as a percentage of revenue decreased by 0.2% and 0.6% for the three months and six months ended April 30, 2026, respectively, compared with the same period of 2025, reflecting the Company's continued focus on cost discipline and operational efficiency.

QoQ
Salaries, wages and benefits as a percentage of revenue increased by 0.1% compared to Q1 2026, while operating expenses as a percentage of revenue increased by 0.8%, primarily due to fewer days in the three months ended April 30, 2026.

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High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
EBITDA and Adjusted EBITDA

The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “Adjusted EBITDA” as the net income (loss) for the period, before income/deferred tax (recovery) expense, accretion and interest expense, depreciation and amortization, inventory fair value, foreign exchange gain (loss), transaction and acquisition costs, other (gain) loss, impairment loss, share-based compensation, and loss (gain) on fair value change in derivative liability.

The reconciling items between net income (loss), EBITDA, and Adjusted EBITDA are as follows:

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Income (loss)	24	(352)	(46,711)	832	(2,836)	(2,689)	(4,802)	825
Income/deferred tax expense (recovery)	295	40	(178)	69	46	38	(153)	671
Accretion and interest	3,151	3,155	1,213	1,795	1,950	2,101	2,308	1,681
Depreciation and amortization	6,146	8,026	6,503	6,080	5,880	5,847	5,362	5,678
EBITDA(i)	9,616	10,869	(39,173)	8,776	5,040	5,297	2,715	8,855
Inventory fair value	792	690	865	—	—	—	—	—
Foreign exchange (gain) loss	(212)	(144)	333	120	114	(13)	5	19
Transaction and acquisition costs	2,077	2,958	2,682	881	1,616	630	773	12
Other (gain) loss	—	—	(41)	(1)	42	—	(874)	6
Impairment loss	—	—	23,564	—	—	—	4,964	—
Share-based compensation	881	370	668	824	1,250	1,175	750	881
Loss (gain) on fair value change in derivative liability	762	(3,286)	23,516	43	—	—	(88)	(159)
Adjusted EBITDA(i)	13,916	11,457	12,414	10,643	8,062	7,089	8,245	9,614
Adjusted EBITDA margin(ii)	8%	6%	8%	7%	6%	5%	6%	7%
Adjusted EBITDA - trailing twelve months	48,430	42,576	38,208	34,039	33,010	34,989	38,335	38,452
(i)EBITDA and Adjusted EBITDA are non-IFRS financial measures.
(ii)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.

YoY

Adjusted EBITDA margin increased to 8% for the three months ended April 30, 2026, compared to 6% in Q2 2025. The improvement primarily reflects higher revenue and higher gross margins in the medical cannabis distribution segment and operating leverage across the Company’s retail operations.

QoQ
Adjusted EBITDA margin increased to 8% for the three months ended April 30, 2026 compared to 6% in Q1 2026 and was primarily driven by gross margin improvement in medical cannabis distribution segment.

8

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Free cash flow
The Company defines free cash flow as per the table below, which is calculated as net cash provided by operating activities, minus sustaining capex, minus lease liability payments. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. Sustaining Capex is defined as leasehold improvements and maintenance capital expenditure required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the condensed interim consolidated statements of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Cash flow from operating activities	8,752	5,486	6,599	8,231	4,686	4,644	6,179	8,928
Changes in non-cash working capital	(4,319)	374	(2,321)	2,419	3,569	(3,961)	3,473	(2,715)
Net cash provided by operating activities	4,433	5,860	4,278	10,650	8,255	683	9,652	6,213
Sustaining capex(i)	(289)	(286)	(345)	(460)	(692)	(361)	(533)	(279)
Lease liability payments	(2,662)	(2,635)	(2,610)	(2,508)	(2,667)	(2,222)	(3,211)	(2,842)
Free cash flow(ii)	1,482	2,939	1,323	7,682	4,896	(1,900)	5,908	3,092
Free cash flow - trailing twelve months	13,426	16,840	12,001	16,586	11,996	16,483	21,991	21,770
(i)Sustaining capex is a non-IFRS measure.
(ii)Free cash flow is a non-IFRS measure.

Despite the increased working capital requirements associated with new store openings and international expansion, the Company continued to generate positive free cash flow of $1,482, reflecting disciplined capital management and the underlying strength of its operations.

9

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Segmented operations:
Effective February 1, 2026, the Company combined its bricks-and-mortar retail and e-commerce segment into a single bricks-and-mortar segment, reflecting the manner in which the chief operating decision maker reviews operating performance and allocates resources. Accordingly, the Company now reports two operating segments: bricks-and-mortar and medical cannabis distribution. Comparative segment information has been recast to conform to the current period presentation. There have been no changes to the underlying data used to prepare the comparative reporting segments from those disclosed in the annual MD&A for the year ended October 31, 2025.

Performance by operational segment:

10

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The following is a representation of the operational segments:

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
As at April 30, 2026 and October 31, 2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Current assets	84,440	92,028	46,918	44,857	131,358	136,885
Non-current assets	152,967	146,626	63,542	65,551	216,509	212,177
Current liabilities	46,072	58,990	43,838	40,928	89,910	99,918
Non-current liabilities	130,352	136,098	25,693	10,258	156,045	146,356

11

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
For the three months ended April 30,	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Revenue	147,657	137,804	31,639	—	179,296	137,804
Gross profit	40,685	35,471	7,706	—	48,391	35,471
Gross profit margin(i)	28%	26%	24%	—%	27%	26%
Adjusted gross margin(ii)	28%	26%	27%	—%	27%	26%
Operating expense(iii)	29,959	27,409	5,308	—	35,267	27,409
Income (loss) from operations	5,725	932	372	—	6,097	932
Adjusted EBITDA(iv)	10,727	8,062	3,189	—	13,916	8,062
Adjusted EBITDA margin(v)	7%	6%	10%	—%	8%	6%

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
For the six months ended April 30,	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Revenue	301,007	280,265	56,618	—	357,625	280,265
Gross profit (loss)	82,785	70,911	10,015	—	92,800	70,911
Gross margin(i)	28%	25%	18%	—%	26%	25%
Adjusted gross margin(ii)	28%	25%	20%	—%	26%	25%
Operating expense(iii)	60,338	55,760	8,571	—	68,909	55,760
Income (loss) from operations	10,970	999	(2,502)	—	8,468	999
Adjusted EBITDA(iv)	22,447	15,151	2,926	—	25,373	15,151
Adjusted EBITDA margin(v)	7%	5%	5%	—%	7%	5%

(i)Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
(ii)Adjusted gross margin is a non-IFRS measure. This metric is calculated as gross margin excluding non-cash inventory fair value related to Remexian inventory acquired.
(iii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iv)Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net income (loss) is found under “Select financial highlights and operating performance".
(v)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.
Corporate overhead is allocated to the bricks-and-mortar and medical cannabis distribution based on each segment’s percentage of revenue. For the six months ended April 30, 2026, allocations were 84% to bricks-and-mortar and 16% to medical cannabis distribution (April 30, 2025: 100% to bricks-and-mortar and nil to medical cannabis distribution).

Bricks-and-Mortar Segment – Revenue increased by 7% for both the three- and six-month periods ended April 30, 2026, while gross margin improved to 28%, reflecting the benefits of margin-accretive initiatives and contributing to strong growth in Adjusted EBITDA.

Medical Cannabis Distribution Segment – The segment made a meaningful contribution to the Company's consolidated results, driving significant improvements in gross margin and Adjusted EBITDA in addition to bricks-and-mortar segment.

12

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Bricks-and-mortar performance

	Three months ended April 30			Six months ended April 30,
	2026	2025	Change	2026	2025	Change
	$	$	∆	$	$	∆
Cannabis, hemp-derived products and other revenue	142,014	131,389	8%	289,381	266,306	9%
Consumption accessories	5,643	6,415	(12)%	11,626	13,959	(17)%
Revenue	147,657	137,804	7%	301,007	280,265	7%
Cost of sales	106,972	102,333	5%	218,222	209,354	4%
Gross profit	40,685	35,471	15%	82,785	70,911	17%
Gross margin(i)	28%	26%	2%	28%	25%	3%
Operating expense(ii)	29,959	27,409	9%	60,338	55,760	8%
Depreciation and amortization	4,270	5,880	(27)%	10,428	11,727	(11)%
Share-based compensation	732	1,250	(41)%	1,049	2,425	(57)%
Total expenses	34,960	34,539	1%	71,815	69,912	3%
Income from operations	5,725	932	514%	10,970	999	998%
Adjusted EBITDA(i)	10,727	8,062	33%	22,447	15,151	48%
Adjusted EBITDA margin(iii)	7%	6%	1%	7%	5%	2%
Salaries, wages and benefits as a % of revenue(iv)	13%	13%	—%	13%	13%	—%
Operating expense as a % of revenue(v)	20%	20%	—%	20%	20%	—%
(i)Gross margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures
(ii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iii)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.
(iv)Salaries, wages and benefits as a % of revenue is a non-IFRS measure. This metric is calculated as Salaries, wages and benefits divided by revenue.
(v)Operating expense as a % of revenue is a non-IFRS financial measure and is calculated by dividing operating expense by revenue.

YoY
Revenue increased by 7% to $147,657 and $301,007 for the three and six months ended April 30, 2026, respectively, compared with $137,804 and $280,265 in the same periods of 2025. This increase was primarily driven by the expansion of the Company's retail footprint through new store openings. Gross margin increased to 28% for both the three and six months ended April 30, 2026, compared with 26% and 25%, respectively, in the same period of 2025. The improvement reflects the Company's focus on margin-accretive initiatives, including the expansion of white-label products and growth in Elite memberships. The Adjusted EBITDA margin increased to 7% for both the three and six months ended April 30, 2026, compared with 6% and 5%, respectively, in the same periods of 2025. The increase was primarily attributed to improved gross margins and continued cost discipline.

QoQ
Revenue decreased by 1% to $147,657 for the three months ended April 30, 2026, compared to $149,690 in Q1 2026. The decrease was primarily attributable to fewer operating days in the quarter, partially offset by stronger sales in April driven by 4/20 promotional activities. Gross margin improved to 28% from 27%, reflecting the Company's focus on margin-accretive initiatives such as white-label products and ELITE signups. Adjusted EBITDA margin decreased to 7% from 9% primarily due to lower revenue and the impact of fixed operating expenses being spread over fewer operating days, partially offset by significant margin expansion in the medical cannabis distribution segment.

13

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Medical cannabis distribution segment performance

	Three months ended April 30,			Six months ended April 30,
	2026	2025	Change	2026	2025	Change
	$	$	∆	$	$	∆
Cannabis and hemp-derived products	31,548	—	31,548	56,527	—	56,527
Consumption accessories	91	—	91	91	—	91
Revenue	31,639	—	31,639	56,618	—	56,618
Cost of sales	23,141	—	23,141	45,121	—	45,121
Inventory fair value	792	—	792	1,482	—	1,482
Gross profit	7,706	—	7,706	10,015	—	10,015
Adjusted gross profit(i)	8,498	—	8,498	11,497	—	11,497
Adjusted gross margin(ii)	27%	—%	—	20%	—%	—
Operating expense(iii)	5,308	—	5,308	8,571	—	8,571
Depreciation and amortization	1,876	—	1,876	3,743	—	3,743
Share-based compensation	149	—	149	203	—	203
Total expenses	7,334	—	7,334	12,517	—	12,517
Income (loss) from operations	372	—	372	(2,502)	—	(2,502)
Adjusted EBITDA	3,189	—	3,189	2,926	—	2,926
Adjusted EBITDA margin(iv)	10%	—%	—%	5%	—%	—%
Salaries, wages and benefits as a % of revenue(v)	6%	—%	—%	5%	—%	—%
Operating expense as a % of revenue(vi)	17%	—%	—%	15%	—%	—%
(i)Adjusted gross profit is a non-IFRS financial measure. Adjusted gross profit is calculated by excluding inventory fair value from gross profit.
(ii)Adjusted gross margin is a non-IFRS financial measure. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue.
(iii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iv)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.
(v)Salaries, wages and benefits as a % of revenue is a non-IFRS measure. This metric is calculated as Salaries, wages and benefits divided by revenue.
(vi)Operating expense as a % of revenue is a non-IFRS financial measure and is calculated by dividing operating expense by revenue.

YoY
The six months ended April 30, 2026 represent the first full six-month period of operations for the medical cannabis distribution segment following the acquisition of Remexian on September 2, 2025. As the segment did not operate in Q2 2025, results for the three and six months ended April 30, 2026 are not directly comparable to the corresponding periods ended April 30, 2025.

For the three and six months ended April 30, 2026, the segment generated revenue of $31,639 and $56,618, respectively. The segment achieved an adjusted gross margin of 27% and 20%, respectively, driven by favorable vendor pricing and continued optimization of the product mix.
QoQ
The 27% increase in revenue to $31,639 for the three months ended April 30, 2026, compared with $24,979 in Q1 2026, was driven by favorable pricing from existing customers, the onboarding of new customers including the Company's ability to leverage its procurement capabilities in Canada. The gross margin improved significantly to 27%, compared with 12% in Q1 2026, reflecting the strengthening profitability profile of the medical cannabis distribution segment.

14

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Performance by geographical market:

Geographical markets reflect revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets. The Company's geographic markets are characterized as follows:
Canada: Within Canada, the Company operates retail cannabis stores under the Canna Cabana banner and maintains warehouse operations that primarily support and supply its retail locations.

USA: The Company operates a consumption accessories warehouse in Las Vegas and a CBD manufacturing facility in Denver, which services its e-commerce platforms within the USA including Smoke Cartel, Grasscity, Daily High Club, DankStop, NuLeaf Naturals and FAB CBD.
International: Within the International market, the Company operates its Blessed CBD e-commerce platform which primarily serves the UK market. During the year ended October 31, 2025, the Company expanded its international presence through the acquisition of Remexian, which added medical cannabis distribution operations in Germany.

Geographic markets vs. operating segments
The Canada and USA geographic market generally corresponds to the bricks-and-mortar operating segment. The International geographic market primarily includes the medical cannabis distribution segment. Variances between geographic market and operating segment results primarily reflect differences in the allocation of corporate overhead, which is assigned to operating segments based on revenue but recorded by geographic market based on the location where costs are incurred, primarily in Canada.

15

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Geographical markets

16

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following table presents information by the Company’s geographical market for the three months ended April 30, 2026 with comparative prior-year period.

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended April 30,	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$

Revenue	144,331	133,091	3,167	4,542	31,798	171	179,296	137,804
Cost of sales	104,603	99,089	2,273	3,114	23,237	130	130,113	102,333
Inventory fair value	-	-	-	-	792	-	792	-
Gross profit	39,728	34,002	894	1,428	7,769	41	48,391	35,471
Gross margin(i)	28%	26%	28%	31%	24%	24%	27%	26%
Adjusted gross margin(ii)	28%	26%	28%	31%	27%	24%	27%	26%
Total expenses	33,828	28,593	2,301	5,669	6,165	277	42,294	34,539
Income (loss) from operations	5,900	5,409	(1,407)	(4,241)	1,604	(236)	6,097	932
Depreciation and amortization	3,970	5,115	328	763	1,848	2	6,146	5,880
Share-based compensation	881	1,250	—	—	—	—	881	1,250
Inventory fair value	—	—	—	—	792	—	792	—
Adjusted EBITDA(i)	10,751	11,774	(1,079)	(3,478)	4,244	(234)	13,916	8,062
The following table presents information by the Company’s geographical market for the six months ended April 30, 2026 with comparative prior-year period.

	Canada	Canada	USA	USA	International	International	Total	Total
For the six months ended April 30,	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$

Revenue	294,021	268,805	6,692	11,000	56,912	460	357,625	280,265
Cost of sales	213,103	201,531	4,932	7,544	45,308	279	263,343	209,354
Inventory fair value	—	—	—	—	1,482	—	1,482	—
Gross profit	80,918	67,274	1,760	3,456	10,122	181	92,800	70,911
Gross margin(i)	28%	25%	26%	31%	18%	39%	26%	25%
Adjusted gross margin(ii)	28%	25%	26%	31%	20%	39%	26%	25%
Total expenses	68,963	59,908	4,783	9,303	10,586	701	84,332	69,912
Income (loss) from operations	11,955	7,366	(3,023)	(5,847)	(464)	(520)	8,468	999
Depreciation and amortization	9,825	10,067	672	1,606	3,675	54	14,172	11,727
Share-based compensation	1,251	2,425	—	—	—	—	1,251	2,425
Inventory fair value	—	—	—	—	1,482	—	1,482	—
Adjusted EBITDA(i)	23,031	19,858	(2,351)	(4,241)	4,693	(466)	25,373	15,151
(i)Gross margin and Adjusted EBITDA are non-IFRS measures.
(ii)Adjusted gross margin is a non-IFRS financial measure. Adjusted gross profit is calculated by excluding the inventory fair value from gross profit. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue.

17

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following table presents information by the Company’s geographical market for the six months ended April 30, 2026, with comparative information as at October 31, 2025.

	Canada	Canada	USA	USA	International	International	Total	Total
As at April 30, 2026 and October 31, 2025	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$
Current assets	79,839	84,442	6,460	6,824	45,059	45,619	131,358	136,885
Non-current assets	150,029	143,604	1,859	2,587	64,621	65,986	216,509	212,177
Current liabilities	43,890	55,763	3,650	2,832	42,370	41,324	89,910	99,919
Non-current liabilities	144,185	134,918	1,162	1,509	10,698	9,929	156,045	146,356

Canada
The Company remains focused on expanding its presence across the provinces in which it operates. During the six-month period from November 1, 2025 to April 30, 2026, the Company expanded its Canadian footprint through the opening of 10 new stores. Revenue from Canadian operations increased by 9% for the six months ended April 30, 2026, compared to the corresponding period in 2025, primarily driven by continued store expansion. Canada remained the Company's largest market, contributing 82% of total revenue during the period.
USA

For the six months ended April 30, 2026, the U.S. market contributed 2% of total revenue, compared with 4% for the corresponding period ended April 30, 2025.
International
For the six months ended April 30, 2026, international markets contributed 16% of total revenue, compared to less than 1% in the corresponding period ended April 30, 2025. International revenue increased to $56,912 from $460 in the prior-year period, primarily reflecting the contribution of the medical cannabis distribution business in Germany acquired through the Remexian acquisition.

18

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Summary of quarterly results
The following table sets out selected unaudited quarterly financial information for each of the eight most recently completed quarters. The financial information has been prepared in accordance with IFRS Accounting Standards, except for certain non-IFRS financial measures.

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Free cash flow(i)	1,482	2,939	1,323	7,682	4,896	(1,900)	5,908	3,092
Cash and cash equivalents, and restricted cash	36,521	46,374	47,883	63,809	34,692	33,341	47,267	35,254
Cannabis, hemp-derived products and other	173,562	172,346	158,538	143,946	131,389	134,917	131,167	124,713
Consumption accessories	5,734	5,983	5,493	5,744	6,415	7,544	7,128	6,972
Revenue	179,296	178,329	164,031	149,690	137,804	142,461	138,295	131,685
Revenue - QoQ change (%)	1%	9%	10%	9%	(3)%	3%	5%	6%
Gross profit	48,391	44,409	42,528	40,091	35,471	35,440	35,755	35,454
Gross profit - QoQ change	3,982	1,881	2,437	4,620	31	(315)	301	155
Gross margin(i)	27%	25%	26%	27%	26%	25%	26%	27%
Adjusted gross margin(iii)	27%	25%	26%	27%	26%	25%	26%	27%
Salaries, wages and benefits	21,281	21,105	18,814	18,288	17,476	17,581	17,083	16,667
General and administration	7,241	7,393	7,099	6,623	5,768	6,563	5,856	4,815
Professional fees	3,819	2,437	2,669	2,301	1,690	1,809	1,919	1,749
Advertising and promotion	924	944	651	592	1,030	912	1,012	1,178
Interest and bank charges	2,002	1,763	1,746	1,644	1,445	1,486	1,640	1,431
Operating Expense(ii)	35,267	33,642	30,979	29,448	27,409	28,351	27,510	25,840
Operating expense as a % of revenue	20%	19%	19%	20%	20%	20%	20%	20%
Adjusted EBITDA (i)	13,916	11,457	12,414	10,643	8,062	7,089	8,245	9,614
Adjusted EBITDA margin(i)	8%	6%	8%	7%	6%	5%	6%	7%
Income (loss) from operations	6,097	2,371	(19,186)	3,739	932	67	(2,831)	3,055
Net income (loss)	24	(352)	(46,711)	832	(2,836)	(2,689)	(4,802)	825
Adjusted net income (loss) before impairment and fair value change in derivative liability and excluding NCI(iv)	565	(2,081)	1,442	598	(2,898)	(2,808)	(39)	558
Basic and diluted income (loss) per share	—	0.01	(0.56)	0.01	(0.04)	(0.03)	(0.06)	0.01
(i)Free cash flow, gross margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures, and accordingly, the Company’s use of such term may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA of “Select Financial Highlights and Operating Performance” section.
(ii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iii)Adjusted gross margin is a non-IFRS financial measure. Adjusted gross profit is calculated by excluding the inventory fair value from gross profit. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue.
(iv)Adjusted net income (loss) income before impairment and fair value change in derivative liability is a non-IFRS financial measure which is calculated by subtracting impairment loss and fair value change in derivative liability from net income (loss) attributable to owners of the company.
YoY

Operating expenses increased to $35,267 for the three months ended April 30, 2026, from $27,409 in the corresponding period of 2025, primarily reflecting the expansion of the Company's store portfolio. As a percentage of revenue, operating expenses remained generally consistent with Q2 2025, demonstrating continued cost discipline while scaling the business.

QoQ
Operating expenses were $35,267 for the three months ended April 30, 2026, compared to $33,642 in Q1 2026. As a percentage of revenue, operating expenses increased by one percentage point relative to Q1 2026, primarily due to fixed operating expenses being spread over fewer operating days of revenue.

19

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Quarterly operating expenses as a percentage of revenue

The table below presents that the past eight quarters' expenses, as a percentage of revenue, have remained relatively consistent.

	2026		2025				2024
As a percentage of revenue	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Salaries, wages and benefits	11.9%	11.8%	11.5%	12.2%	12.7%	12.3%	12.4%	12.7%
General and administration	4.0%	4.1%	4.3%	4.4%	4.2%	4.6%	4.2%	3.7%
Professional fees	2.1%	1.4%	1.6%	1.5%	1.2%	1.3%	1.4%	1.3%
Advertising and promotion	0.5%	0.5%	0.4%	0.4%	0.7%	0.6%	0.7%	0.9%
Interest and bank charges	1.1%	1.0%	1.1%	1.1%	1.0%	1.0%	1.2%	1.1%
Operating expense(i)	19.7%	18.9%	18.9%	19.7%	19.9%	19.9%	19.9%	19.6%
(i)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.

Quarterly performance of bricks-and-mortar segment
The following table presents the quarterly performance of the core Bricks-and-mortar segment for the past eight quarters which represented 84% of total revenue for the three months ended April 30, 2026.

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Store count	221	218	211	203	195	189	186	180

Revenue	147,657	153,350	154,221	149,690	137,804	142,461	138,295	131,685
% change	(4)%	(1)%	3%	9%	(3)%	3%	5%	6%
Gross profit	40,685	42,100	42,140	40,091	35,471	35,440	35,755	35,454
Gross margin	28%	27%	27%	27%	26%	25%	26%	27%
Operating expense(i)	29,959	30,378	29,709	29,448	27,409	28,351	27,510	25,840
Depreciation and amortization	4,270	6,160	5,336	6,080	5,880	5,847	5,362	5,678
Share-based compensation	732	317	655	824	1,250	1,175	750	881
Impairment loss	—	—	23,564	—	—	—	4,964	—
Total expense	34,960	36,855	59,264	36,352	34,539	35,373	38,586	32,399
Income from operations	5,725	5,245	(17,123)	3,739	932	67	(2,831)	3,055
Adjusted EBITDA	10,727	11,722	12,432	10,643	8,062	7,089	8,245	9,614
Adjusted EBITDA margin	7%	8%	8%	7%	6%	5%	6%	7%
(i)Operating expense is a non-IFRS measure and includes salaries, wages and benefits general & administration, professional fees, advertising & promotion, and interest & bank charges.

20

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

21

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Financial position, liquidity and capital resources:

Assets	April 30, 2026	October 31, 2025	Change
Current assets	131,358	136,885	(5,527)
Non-current assets	216,509	212,177	4,332
Total assets	347,867	349,062	(1,195)
Liabilities
Current liabilities	89,910	99,919	(10,009)
Non-current liabilities	156,045	146,356	9,689
Total liabilities	245,955	246,275	(320)
Equity	101,912	102,787	(875)
Total liabilities & equity	347,867	349,062	(1,195)

Working Capital	41,448	36,966	4,482
Financial position - total assets

Current assets decreased by $5,527 to $131,358, primarily due to line of credit amounting to $3,846 included as cash and cash equivalents which was subsequently renewed as interest bearing loan and borrowings, also refer to Note 17 of the condensed interim consolidated financial statements for the three and six months ended April 30, 2026 for further details. Non-current assets increased by $4,332 to $216,509, primarily driven by growth in right-of-use assets and long-term deposits more than offset amortization related reductions in intangible assets.

Financial position - total liabilities

Current liabilities decreased by $10,009 to $89,910, reflecting the reduction in short-term borrowings, deferred revenue, and derivative liabilities outweighed the increase in accounts payable, resulting in lower current obligations. Non-current liabilities increased by $9,689 to $156,045, reflecting increases in right-of-use lease liabilities associated with new or modified lease agreements and accretion on long-term debt during the quarter.

Financial position - shareholders' equity

Shareholders’ equity decreased by $875 to $101,912 for the six months ended April 30, 2026.

Financial position - working capital

Working capital increased by $4,482 to $41,448, primarily due to the reduction in current liabilities.

22

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Cash flow overview
The following table presents a summary of the Company’s cash flow for the six months ended April 30, 2026 and April 30, 2025.

	April 30, 2026	April 30, 2025	Change
Net cash provided by operating activities	10,293	8,938	1,355
Net cash used in investing activities	(4,962)	(4,893)	(69)
Net cash used in financing activities	(16,088)	(16,491)	403
Effect of foreign exchange on cash	(605)	(129)	(476)
Net (decrease) increase in cash	(11,362)	(12,575)	1,213
Cash and cash equivalents, and restricted cash, beginning of period	47,883	47,267	616
Cash and cash equivalents, and restricted cash, end of period	36,521	34,692	1,829
During six months ended April 30, 2026, cash and cash equivalents and restricted cash decreased by $11,362 to $36,521 (October 31, 2025: $47,883). The decrease was primarily driven by financing activities and capital expenditures, partially offset by strong cash generation from operations. In comparison, cash decreased by 12,575 during the same period in 2025.

Cash flow overview - net cash provided by operating activities

Net cash provided by operating activities was $10,293 for six months ended April 30, 2026 (April 30, 2025: $8,938). The $1,355 increase was primarily driven by improved operating performance..
Cash flow overview - net cash used in investing activities

Net cash used in investing activities was consistent for six months ended April 30, 2026 was $4,962 (April 30, 2025: $4,893).
Cash flow overview - net cash used by financing activities

Net cash used in financing activities for the six months ended April 30, 2026 was $16,088 (April 30, 2025: $16,491), reflecting a relatively consistent level of financing cash outflows.
Capital management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is to maintain a flexible capital structure consistent with the objectives stated above as well as to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable profitable growth. The Company’s capital structure consists of debt, equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash‐on‐hand and financing, as required.

23

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Liquidity and capital resources
The following table presents the maturities of the Company’s financial liabilities:

	Contractual Cash Flows	2026	2027-2028	2029-2030	2031 and beyond
	$	$	$	$	$
Accounts payable and accrued liabilities	55,341	55,341	–	–	–
Income tax payable	7,339	7,339	–	–	–
Undiscounted lease obligations	74,845	7,103	26,225	17,892	23,625
Notes payable	20,004	926	3,539	15,282	257
Interest bearing loans and borrowings	7,479	2,329	5,150	–	–
Secured debentures	21,006	902	3,605	16,499	–
Convertible debt	35,152	602	2,401	32,149	–
Total	221,166	74,542	40,920	81,822	23,882

The Company’s primary sources of liquidity and capital resources are cash on hand, cash generated from operations, and cash from debt and equity financing. As at April 30, 2026, the Company had cash and cash equivalents and restricted cash of $36,521 (October 31, 2025: $47,883). Management believes its liquidity is sufficient to meet working capital requirements, capital commitments, and debt obligations for at least the next twelve months.

Debt
The following table presents the company’s debt and financing facilities that existed in the quarter and are summarized below in order of maturity date.

Facility	Principal amount outstanding at April 30, 2026	April 30, 2026	October 31, 2025	Rate	Maturity
	$	$	$
Interest bearing loan – connectFirst	7,064	7,064	9,104	Variable: Prime + 2.5%	Sept. 5, 2027
Secured debentures	15,000	12,765	12,536	Fixed: 12% coupon	July 31, 2029
Notes payable – vendor loan	12,290	9,376	9,007	Fixed: 7%	Dec. 31, 2029
Convertible debt – Cronos	30,000	18,764	17,877	Fixed: 4% coupon	July 16, 2030
Recourse to High Tide	64,354	47,969	48,524

Interest bearing loan – working capital loan	—	—	2,234	Fixed: 5%	Jan 4, 2026
Interest bearing loan – German bank borrowing	—	—	4,851	Variable: EURIBOR + 2.50%	April 30, 2026
Notes payable - Remexian unsecured loans	447	447	728	Fixed: 10% average rate	Oct 31, 2026
Notes payable – term loan	3,193	3,193	3,637	Fixed: 4.82%	Mar 31, 2030
Notes payable – other loan	209	65	67	Fixed: 3.75%	May 19, 2050
Non-recourse to High Tide(i)	3,849	3,705	11,517

Total debt	68,203	51,674	60,041
(i)Non-recourse debt means debt of a subsidiary of High Tide that is not guaranteed by High Tide or secured against its assets.

During the six months ended April 30, 2026, Remexian increased German bank borrowings, paid the working capital loan in full, and made a scheduled quarterly principal repayment on the term loan. The Company also made scheduled monthly principal repayments on the connectFirst interest bearing loan.

24

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Management monitors covenant compliance and liquidity on both a standalone subsidiary and consolidated basis. The Company was in compliance with covenants as of April 30, 2026.
The Company notes that Remexian is a 51%-owned subsidiary, however, the financing arrangements assumed in connection with the Remexian acquisition are fully included in the Company’s consolidated liabilities following IFRS.
Derivative put option liability
The carrying value of the derivative liability, as at April 30, 2026, amounting to $57.9 million represents a fair value estimate of put option liability related to 49% share of Remexian, refer to note 16 of condensed interim consolidated financial statements. The fair value may differ from the ultimate settlement amount.

Management continues to monitor and review the key assumptions used in the valuation of the derivative liability on a regular basis consistent with the Company’s established financial reporting processes. This includes assessing the sensitivity of the valuation to changes in significant inputs, including forecasted operating results, discount rates, and other relevant assumptions. Given the judgment involved, management evaluates whether updated forecasts or changes in facts and circumstances during the quarter indicate that revisions to the derivative liability measurement are required. Any resulting changes in fair value are recognized in the period identified in accordance with IFRS Accounting Standards.

Off Balance Sheet Transactions
The Company does not have any financial arrangements that are excluded from the financial statements as of April 30, 2026, nor are any such arrangements outstanding as of the date of this MD&A.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding
Common shares	87,870,176
Warrants	8,598,883
Stock options	2,469,957
RSUs	1,907,158
(i)Refer to the Condensed Interim Consolidated Financial Statements for a detailed description of these securities.

ATM Program

The Company has not issued equity via an ATM Program for the last five fiscal quarters.

During the six months ended April 30, 2025, the Company issued an aggregate of 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $52. Pursuant to the Equity Distribution Agreement cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during year ended October 31, 2025. This ATM Program was effective until July 24, 2025, when the Canadian Shelf Prospectus was withdrawn in order to file a new base shelf prospectus on August 11, 2025.

On August 11, 2025, the Company filed a final short form base shelf prospectus in all Canadian provinces and territories and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission. The shelf prospectus allows the Company to issue up to $100,000 (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSXV.

As at the date the financial statements were authorized for issue, no securities had been issued under the shelf and no at-the-market distribution agreement or prospectus supplement had been entered into.

25

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Transactions between related parties:
As of April 30, 2026, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
Operational transactions
An office and warehouse unit (27,000 sq ft) has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The current lease term is 5 years that ends on December 31, 2028, with one additional 5-year term extension exercisable remaining at the option of the Company.
Following the acquisition of a controlling interest in Remexian on September 2, 2025, Remexian continued to receive facilities and operational support services from INOPHA under an existing service agreement, including seconded personnel support and the provision of Remexian managing director's time through INOPHA. INOPHA is considered a related party of the Company as it shares common key management personnel with Remexian, including the Chief Executive Officer, Stefan Adomeit. For the three and six months ended April 30, 2026, the Company recognized $301 and $721, respectively, of expense in respect of these services (2025: nil and nil, respectively).
Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst Credit Union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union. The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.
Financial instruments:
Please refer to Note 24 of the condensed interim consolidated financial statements for the three months and six months ended April 30, 2026 and 2025 for details on measurement, carrying value, fair value and related risks of financial instruments, which is hereby incorporated by reference into this MD&A. For the six months ended April 30, 2026, the Company did not engage in hedging activities.

Disclosure controls and procedures and internal controls over financial reporting:
Disclosure controls and procedures and internal controls over financial reporting: The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner. Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC). In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to

26

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2026, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that our internal control over financial reporting (ICFR) was not effective as of April 30, 2026, due to a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following internal control deficiencies that constitute material weaknesses in the Company’s ICFR as of April 30, 2026.
The Company did not effectively design, implement, and operate effective controls over user access and change management for certain financial reporting systems, which affected the reliability of system-generated information used in financial reporting. In addition, controls over the preparation and review of financial information and related disclosures, primarily related to complex and non-routine transactions, were not designed or operating at a level sufficient to prevent or detect material misstatements on a timely basis. As of April 30, 2026, material weaknesses continue to exist in the operating effectiveness of IT general controls and controls over significant and non-routine accounting transactions because of insufficient capacity and expertise in its financial reporting function to identify and detect material misstatements.
Management has initiated remediation efforts to enhance IT general controls and to hire qualified resources to increase capacity and strengthen review procedures over non-routine and certain period-end accounting matters; however, these actions were not fully implemented or operating effectively as of April 30, 2026.
Cautionary note regarding forward-looking information:
Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•the business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed M&A);
•the Company’s future growth prospects and intentions to pursue one or more viable business opportunities;
•the development of the Company's business and future activities following the date of this MD&A;
•the closing of announced acquisitions;
•expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
•the ability of the Company to enter into new markets following cannabis legalization;
•expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally;
•the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
•the Company’s strategic investments and capital expenditures, and related benefits;
•the distribution methods expected to be used by the Company to deliver its product offerings;
•same-store sales and consolidated gross margins continuing to increase;
•the competitive landscape within which the Company operates and the Company’s market share or reach;
•the performance of the Company's business operations and activities of the Company;
•the number of additional cannabis retail store locations the Company proposes to add to its business;
•the Company’s ability to obtain, maintain and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;

27

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
•the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully successfully integrate the operations of acquired businesses;
•the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
•the anticipated sales from continuing operations;
•the intention of the Company to complete any additional offering of securities of the Company and the aggregate proceeds that the Company will receive pursuant to the Credit Facility, Junior Secured Loan, or any future offering;
•the Company’s expected use of the net proceeds from the Credit Facility, Junior Secured Loan, or any future offering;
•the anticipated effects of the Credit Facility, Junior Secured Loan, or any future offering on the business and operations of the Company;
•the listing of Common Shares offered in any future offering;
•the Company’s ability to generate cash flow from operations and from financing activities and remain free cash flow positive throughout 2026;
•future initiatives to strengthen the performance of our e-commerce platforms;
•the Company continuing to increase its revenue;
•the Company continuing to integrate and expand its hemp-derived product brands;
•Whether the Company will need additional working capital for the expansion of Remexian;
•Cabana Club and Cabana ELITE loyalty programs membership continuing to increase and the Company’s ability to convert 50% of its base tier members into ELITE;
•the Company continuing to increase its ELITE product offerings;
•the effects of the ELITE program on the business and operations of the Company;
•the ability of the Company to reach its goals of 350 stores nationwide and 3 million Cabana Club members;
•the ability of the Company to open 20-30 locations in calendar 2026, mostly through organic growth, while also evaluating supplemental M&A opportunities of varying sizes;
•broader rescheduling of cannabis in the U.S. and potential opportunities for the Company;
•new white label products launching and sales of higher-margin white label brands growing to 20% of total sales;
•the ability to sustain and potentially expand its share of the German medical cannabis market and expand into additional European markets;
•the ability of the Company to use cash generated from existing operations to fund future locations;
•the Company hitting its forecasted revenue and sales projections;
•changes in general and administrative expenses;
•future business operations and activities and the timing thereof;
•the future tax liability of the Company;
•the estimated future contractual obligations of the Company; and
•the future liquidity, financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Readers are cautioned that the foregoing is not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.

28

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” in this MD&A.

Additional risk factors that can cause results to differ materially from those expressed in forward-looking statements in this MD&A are discussed in greater detail in the “Non-Exhaustive List of Risk Factors” section in Schedule A to our current annual information form, and elsewhere in this MD&A, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.com and www.sec.gov, which risk factors are incorporated herein by reference.

Cautionary note regarding FOFI:
This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from the ATM Program, Junior Secured Loan, and Credit Facility. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this MD&A, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including free cash flow, gross margin, sustaining capex, EBITDA and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core Business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

29

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Risk Assessment
Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company. Risks facing our business, and that could cause actual results to differ materially from current expectation, may include, but are not limited to, risks and uncertainties that are discussed in greater detail in Schedule A to our current Annual Information Form (AIF) for the fiscal year ended October 31, 2025, and elsewhere in this MD&A, and may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov which risk factors are incorporated herein by reference.

The Company's bricks-and-mortar business which accounts for 82% of revenue is domestically sourced thus having no US tariff impact.The Company’s e-commerce platforms, which represents 2% of consolidated revenue, consists predominantly of domestically sourced products, with less than 1% of total products sourced through a broker that imports products both domestically and internationally. In addition, the Company’s medical cannabis distribution business, which represents 14% of consolidated revenue, is currently not exposed to U.S. tariff risk. Based on the Company’s current sourcing profile, management expects the impact of U.S. tariffs on consolidated operations to be immaterial.

Glossary of terms:
In this MD&A, unless otherwise indicated or if the context otherwise requires, “Adjusted EBITDA” has the meaning ascribed thereto under the heading “EBITDA and Adjusted EBITDA”; “Agents” means collectively ATB Capital Markets Inc. and ATB Capital Markets USA Inc.; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “ATM Program” means the at-the-market equity offering program of the Company established pursuant to the Canadian Prospectus Supplement and U.S. Prospectus Supplement on August 31, 2023, which allowed the Company to issue up to $30,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd., operating as ‘Blessed CBD’; “Board” means the board of directors of the Company, as constituted from time to time; “Business” means the business carried on by High Tide and its subsidiaries as at the date of this MD&A, and where the context so requires, includes the business carried on by High Tide and its subsidiaries prior to the date of this MD&A; “Canadian Shelf Prospectus” means the Company’s final base shelf prospectus dated August 3, 2023 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “Common Shares” means the common shares in the capital of the Company; “connectFirst” means connecFirst Credit Union Ltd.; Credit Facility” has the meaning ascribed thereto under the heading “ConnectFirst Credit Facility”; “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “Daily High Club” or “DHC” means DHC Supply LLC.; “EBITDA” means earnings before interest, taxes, depreciation and amortization; “Equity Distribution Agreement” means the equity distribution agreement dated August 31, 2023 entered into among the Company and Agents associated with the ATM Program; “FABCBD” means Fab Nutrition, LLC.; “FOFI” means future oriented financial information; “GBP” means British pound sterling; “Grasscity” means collectively, SJV B.V. and SJV2 B.V; “IAS” means International Accounting Standards; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status; “M&A” means mergers and acquisitions; “Management” means the management of the Company, as constituted from time to time; “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “Remexian” means Remexian Pharma GmbH; “SEC” means the U.S. Securities and Exchanges Commission; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “Registration Statement” means the Company’s registration statement on Form F-10 in connection with the Company becoming a registrant effective June 2, 2021 with the SEC upon the Company’s Form 40-F registration statement becoming effective; “Smoke Cartel” means Smoke Cartel Inc.; “U.K.” means the United Kingdom; “U.S.” means United States of America; “U.S. Base Prospectus” means the Company’s U.S. base prospectus dated August 3, 2023 included in the Registration; “USD” United States dollars; and “Warrants” means the Common Share purchase warrants of the Company.

30

High Tide Inc.
Management's Discussion and Analysis
For the three and six months ended April 30, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

31